P.E. 11/30/01

02013855

FEB 8 2002

9 03/26

Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16 of the
Securities Exchange Act of 1934

for the month of November 2001

FILA HOLDING S.p.A.
(Translation of Registrant's name into English)

Viale Cesare Battisti 26
13900 Biella, Italy
(Address of principal executive offices)

PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

For more information, please contact:

Fila Holding S.p.A.

Investor Relations:
Giulia Muzio +39 015 3506 418
Elena Carrera +39 015 3506 246

Citigate Dewe Rogerson:
Serena Vento +1 212 419 8329

(Biella, Italy, October 31, 2001) - Fila Holding S.p.A. (NYSE:FLH) announced today that recent events and changing economic and industry conditions in markets where Fila had expected to improve substantially in the second semester of this year (particularly the US and South America) have impacted on Fila's expectations. These factors, coupled with the persisting difficulties in some key European markets, have significantly affected the operating level.

As a result, third quarter and consequently full-year results will be below expectations.

Further comments will be provided with the detailed third quarter results ended September 30, 2001 that will be released after the close of the market on Monday, November 12, 2001.

Fila Holding S.p.A., headquartered in Biella (Italy), is a leading designer and marketer of athletic and casual footwear, as well as activewear, casualwear and sportswear. Fila has developed strong brand recognition by marketing products with high design and style content and by securing worldwide professional athletic endorsements and event sponsorships.

FILA

Fila Holding S.p.A.
Investor Relations
Viale Cesare Battisti, 26
13900 Biella - Italy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 31, 2001

FILA HOLDING S.p.A.

By: /s/ Michele Scannavini
Michele Scannavini
Managing Director